Exhibit (d)(1)(hh)

ADVISORY FEE WAIVER AGREEMENT FOR

PACIFIC FUNDS SERIES TRUST

This ADVISORY FEE WAIVER AGREEMENT (the “Agreement”), by and between Pacific Life Fund Advisors LLC (the “Adviser”) and Pacific Funds Series Trust (the “Trust”), on behalf of each series of the Trust listed on Schedule A (each a “Fund,” together, the “Funds”), is effective as of August 1, 2015.

WHEREAS, the Trust is a Delaware Statutory Trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company of the series type;

WHEREAS, the Trust and the Adviser are parties to the Investment Advisory Agreement, dated June 13, 2001 (the “Advisory Contract”), as amended, pursuant to which the Adviser provides investment advisory and management services to each of the Funds for compensation based on the value of the average daily net assets of each of the Funds (the “Advisory Fee”);

WHEREAS, the Adviser has determined that it is appropriate and in the best interests of the Funds and their shareholders to waive a portion of its Advisory Fee for each Fund when the Fund reaches the net asset levels as described in Schedule A; and

WHEREAS, the Funds subject to this Agreement may have other advisory fee waivers in place under separate fee waiver agreements between the Adviser and the Trust, in which case this Agreement is in addition to and does not replace or supersede those other fee waiver agreements.

NOW THEREFORE, the parties hereto agree as follows:

I.	Amount of Fee Waiver

During the term of this Agreement, the Adviser hereby agrees to waive the applicable amount of its Advisory Fee on the net assets that fall within each net asset range level as described in Schedule A for each Fund.

II.	Term and Termination of Agreement

A.

This Agreement shall have an initial term commencing on August 1, 2015 and ending July 31, 2016, and shall automatically renew for successive one-year terms (each ending July 31st of the next following year), or such other term as is specified on Schedule A, for each Fund unless:

1.	The Adviser provides ninety (90) day written notice of the termination of this Agreement prior to the beginning of the next one-year term;

2.	The current manager for a Fund as listed in Schedule A no longer serves as manager (or sole manager in the case of a co-manager being added) for the Fund; or

3.	The investment advisory fee rate for a current manager of a Fund is revised during the term of this Agreement.

Should there be a change in manager or its investment advisory fee rate for a Fund during the term of the Agreement, Schedule A will be amended accordingly for that Fund. The waiver schedule for other Funds will continue according to the terms of this Agreement.

B.

Notwithstanding the above, this Agreement shall terminate upon termination of the Advisory Contract, or, subject to approval by a majority of the Independent Trustees of the Trust, it may be terminated by the Trust, without payment of any penalty, upon ninety (90) days’ prior written notice to the Adviser at its principal place of business.

III.	Miscellaneous

A.	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any provisions hereof or otherwise affect their construction or effect.

B.

Definitions. Any question or interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Contract or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Contract or the 1940 Act.

C.	Choice of Law. This Agreement shall be governed by the law of the State of California, without regard to the conflict of law provision thereof.

D.	No Third Party Beneficiaries. Entry into this Agreement does not create any third party beneficiaries, express or implied.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals be hereunto affixed, as of the day and year first above written.

PACIFIC FUNDS SERIES TRUST

By:	/s/ Howard T. Hirakawa	By:	/s/ Laurene E. MacElwee
	Name: Howard T. Hirakawa		Name: Laurene E. MacElwee
	Title: Senior Vice President		Title: VP & Assistant Secretary

PACIFIC LIFE FUND ADVISORS LLC

By:	/s/ Howard T. Hirakawa	By:	/s/ Laurene E. MacElwee
	Name: Howard T. Hirakawa		Name: Laurene E. MacElwee
	Title: SVP, Fund Advisor Operations		Title: VP & Assistant Secretary

SCHEDULE A

to the PACIFIC FUNDS SERIES TRUST ADVISORY FEE WAIVER AGREEMENT

  Effective: August 1, 2015

Fund (Manager)	Fund Net Assets (average daily net assets)	Amount of Waiver (as a percentage of average daily net assets of the Fund)[1]
Pacific Funds Diversified Alternatives (PLFA)	On first $2 billion Above $2 billion - $3 billion Above $3 billion - $5 billion Above $5 billion - $7.5 billion Above $7.5 billion	None 0.025% 0.050% 0.075% 0.100%
Each Pacific Funds Portfolio Optimization Fund[2] (PLFA)	On first $2 billion Above $2 billion - $3 billion Above $3 billion - $5 billion Above $5 billion - $7.5 billion Above $7.5 billion	None 0.025% 0.050% 0.075% 0.100%
Each Pacific Funds Fixed Income Fund[3] (Pacific Asset Management)	On first $1 billion Above $1 billion - $2 billion Above $2 billion - $3 billion Above $3 billion	None 0.025% 0.050% 0.075%

1 This waiver does not include any other advisory fee waivers that are currently in place for a Fund under other fee waiver agreements entered into between the Adviser and the Trust.

2 Pacific Funds Portfolio Optimization Conservative, Pacific Funds Portfolio Optimization Moderate-Conservative, Pacific Funds Portfolio Optimization Moderate, Pacific Funds Portfolio Optimization Growth and Pacific Funds Portfolio Optimization Aggressive-Growth are each a “Pacific Funds Portfolio Optimization Fund.”

3 Pacific Funds Core Income, Pacific Funds Floating Rate Income, Pacific Funds High Income, Pacific Funds Short Duration Income, Pacific Funds Strategic Income and Pacific Funds Limited Duration High Income are each a “Pacific Funds Fixed Income Fund.”